Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration File No. 333-237639

Relating to the

Preliminary Prospectus Supplements

dated May 18, 2020

(To Prospectus dated April 10, 2020)

PRICING TERM SHEET

May 18, 2020

Gossamer Bio, Inc.

Concurrent Offerings of

9,433,963 Shares of Common Stock, par value $0.0001 per Share

(the “Common Stock Offering”)

And

$200,000,000 Aggregate Principal Amount of

5.00% Convertible Senior Notes due 2027

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Convertible Notes Offering (together, the “Offerings”) and supplements Gossamer Bio, Inc.’s (i) preliminary prospectus supplement, dated May 18, 2020 (the “Common Stock Preliminary Prospectus Supplement”) and (ii) preliminary prospectus supplement, dated May 18, 2020 (the “Convertible Notes Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus, the “Preliminary Prospectus Supplements”), and supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in that Preliminary Prospectus Supplement. Neither the Common Stock Offering nor the Convertible Notes Offering is contingent on the completion of the other Offering. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Gossamer Bio, Inc. and not to its subsidiaries.

Issuer	Gossamer Bio, Inc.

Ticker / Exchange for Common Stock	GOSS / The Nasdaq Global Select Market (“Nasdaq”).

Pricing Date	May 18, 2020.

Trade Date	May 19, 2020.

Settlement Date	May 21, 2020.

Total Transaction Size	Approximately $325.0 million in gross proceeds from the Common Stock Offering and Convertible Notes Offering (or approximately $373.8 million if the underwriters’ option to purchase additional shares of Common Stock and over-allotment option for additional Notes are both exercised in full). The Common Stock Offering and the Convertible Notes Offering are not cross-conditional.

Common Stock Offering

Shares Offered	9,433,963 shares.

Option to Purchase Additional Shares of Common Stock	1,415,094 shares.

Common Stock Outstanding After the Common Stock Offering	75,772,164 shares (or 77,187,258 shares, if the underwriters exercise their option to purchase additional shares in full) based on 66,338,201 shares of common stock outstanding as of March 31, 2020.

Public Offering Price	$13.25 per share of Common Stock.

Underwriting Discount	$0.795 per share of Common Stock.

Approximately $7.5 million in the aggregate (or approximately $8.6 million in the aggregate if the underwriters exercise their option to purchase additional shares in full).

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $117.0 million (or approximately $134.6 million if the underwriters fully exercise their option to purchase additional Common Stock), after deducing the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Common Stock Offering and the Convertible Notes Offering to fund research and development of our product candidates and development programs and for working capital and general corporate purposes.

Book-Running Managers	BofA Securities, Inc.
SVB Leerink LLC
Evercore Group L.L.C.
Barclays Capital Inc.
Cantor Fitzgerald & Co.

Convertible Notes Offering

Notes	5.00% convertible senior notes due 2027 (the “Notes”).

Principal Amount	$200.0 million (or, if the underwriters fully exercise their over-allotment option, $230.0 million) aggregate principal amount of Notes.

Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Maturity	June 1, 2027, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	5.00% per annum.

Interest Payment Dates	June 1 and December 1 of each year, beginning on December 1, 2020.

Record Dates	May 15 and November 15.

Conversion Premium	Approximately 22.50% above the Public Offering Price.

Initial Conversion Price	Approximately $16.23 per share of our Common Stock.

Initial Conversion Rate	61.6095 shares of our Common Stock per $1,000 principal amount of Notes.

Optional Redemption	The Notes will be redeemable, in whole or in part, at our option at any time, and from time to time, on or after June 6, 2024 and on or before the 50th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of the our Common Stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption.”

Use of Proceeds	We estimate that the net proceeds to us from the Convertible Notes Offering will be approximately $193.3 million (or approximately $222.4 million if the underwriters fully exercise their option to purchase additional Notes), after deducing the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Convertible Notes Offering and the Common Stock Offering to fund research and development of our product candidates and development programs and for working capital and general corporate purposes.

Book-Running Managers	BofA Securities, Inc. SVB Leerink LLC Piper Sandler & Co.

Co-Manager	SMBC Nikko Securities America, Inc.

CUSIP / ISIN Numbers	38341P AA0 / US38341PAA03

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change

If a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement) occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” then, subject to the provisions described below, the conversion rate applicable to such conversion will be increased by a number of shares (the “additional shares”) set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$13.25	$14.00	$15.00	$16.23	$18.00	$21.10	$25.00	$30.00	$40.00	$50.00	$75.00	$100.00
May 21, 2020	13.8621	12.8379	11.6560	10.4307	9.0017	7.1502	5.5480	4.1660	2.5285	1.6020	0.4645	0.0000
June 1, 2021	13.8621	12.7100	11.4940	10.2434	8.7989	6.9507	5.3744	4.0327	2.4580	1.5680	0.4645	0.0000
June 1, 2022	13.8621	12.4986	11.2327	9.9433	8.4744	6.6303	5.0932	3.8130	2.3403	1.5142	0.4645	0.0000
June 1, 2023	13.8621	12.2179	10.8707	9.5182	8.0044	6.1559	4.6688	3.4713	2.1420	1.4148	0.4645	0.0000
June 1, 2024	13.8621	11.8743	10.3893	8.9279	7.3356	5.4706	4.0504	2.9690	1.8325	1.2328	0.4645	0.0000
June 1, 2025	13.8621	11.4079	9.6807	8.0308	6.3083	4.4299	3.1348	2.2410	1.3810	0.9468	0.4091	0.0000
June 1, 2026	13.8621	10.6757	8.4447	6.4276	4.5111	2.7460	1.7816	1.2377	0.7748	0.5448	0.2540	0.0000
June 1, 2027	13.8621	9.8190	5.0571	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $100.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $13.25 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 75.4716 shares of our Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may access these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the Offerings will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) upon request to: BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by email at dg.prospectus_requests@bofa.com or from SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by telephone at 1-800-808-7525, ext. 6218, or by email at syndicate@svbleerink.com; or, with respect to the Convertible Notes Offering, from Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone at 1-800-747-3924 or by email at prospectus@psc.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Notes Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock and Notes.

Neither this pricing term sheet, the Common Stock Preliminary Prospectus Supplement nor the Convertible Notes Preliminary Prospectus Supplement and accompanying prospectuses constitute an offer to sell or a solicitation of an offer to buy any Common Stock or Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Common Stock or Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.